Mail Stop 4561

March 24, 2008

Alex Brecher
President and Chief Executive Officer
VOIP Talk, Inc.
3411 Avenue L
Brooklyn, NY 11210

> **Re:** **VOIP Talk, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 13, 2008**
> **File No. 333-149681**

Dear Mr. Brecher:

We have limited our review of your submission to the matter addressed below.

Except for this matter, we have not reviewed, and will not review, the above registration statement. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Part II

Undertakings, page II-3

1.   As it appears the company has chosen to comply with the disclosure requirements of Regulation S-B, please furnish the undertakings required by Item 512 of Regulation S-B. Specifically, please furnish the undertaking required by Item 512(g)(2).

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your submission should be accompanied by a marked copy that is filed electronically and which shows changes made by amendment in the manner required by Item 310 of Regulation S-T. Please note that marked copies in HTML format that designate changes within paragraphs will help us more rapidly process your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should contact Michael F. Johnson at (202) 551-3477 with any other questions. If you need additional assistance, you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via facsimile: (310) 388-5201
        William M. Holbrook, Esq.